Exhibit 99.1

NEW GOLD REPORTS SECOND QUARTER 2024 RESULTS

Company Enters Sustained Free Cash Flow Generation Period

(All amounts are in U.S. dollars unless otherwise indicated)

TORONTO, July 30, 2024 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) reports second quarter results for the Company as of June 30, 2024. Second quarter 2024 production was 68,598 gold ounces and 13.6 million pounds of copper as planned, at an operating expense of $1,156 per gold ounce sold (co-product basis)3 and all-in sustaining costs1 of $1,381 per gold ounce sold (by-product basis). Delivering the second quarter as planned resulted in strong cash flow from operations of $100 million and free cash flow1 of $20 million. The Company was free cash flow positive through the first six months of the year and has now entered a sustained free cash flow generation period.

Operating to Plan Through First Half of the Year, Well Positioned for Increasing Production Profile in Second Half

"The second quarter saw New Gold deliver another quarter as planned," stated Patrick Godin, President and CEO. "New Afton delivered a strong operating quarter with low all-in sustaining costs, while Rainy River made excellent progress preparing the open pit for the planned release of higher-grade ore in the second half of the year while maintaining operational discipline and delivering costs as planned. We exit the first half of the year operationally as planned, free cash flow positive, and are well positioned to deliver on our guidance targets for the year."

  Second quarter consolidated production was 68,598 ounces of gold and 13.6 million pounds of copper at all-in sustaining costs1 of $1,381 per gold ounce sold (by-product basis).
  New Afton had a strong second quarter, producing 18,300 ounces of gold and 13.6 million pounds of copper at all-in sustaining costs1 of ($433) per gold ounce sold (by-product basis). Second quarter gold and copper production were in-line with plan. The B3 cave continues to perform slightly better than plan, and C-Zone ore production is ramping up concurrent with construction of the cave footprint. Commercial production from C-Zone and crusher commissioning remains on-track for the second half of the year.
  Rainy River's second quarter delivered to plan, producing 50,298 ounces of gold at all-in sustaining costs1 of $1,868 per gold ounce sold (by-product basis). Prioritizing open pit waste stripping activities in the first half positioned the open pit well to release higher grade ore and deliver stronger production in the second half. The mill continues to perform well, with throughput averaging over 26,000 tonnes per day and recoveries over 90% for the quarter. Both the mine and mill are well positioned to deliver on annual guidance.
  Through the first six months of the year, gold production represented 42% of the mid-point of guidance, and copper production represented 49%, in-line with the previously stated outlook. For the first six months, consolidated all-in sustaining costs1 were $1,389 per gold ounce sold. With production set to increase and all-in sustaining costs set to decrease in the second half of the year, the Company remains on-track to achieve 2024 consolidated production guidance of 310,000 to 350,000 ounces of gold and 50 to 60 million pounds of copper at all-in sustaining costs1 of $1,240 to $1,340 per gold ounce sold (by-product basis).

Multiple Corporate Milestones Achieved in a Positive Free Cash Flow Quarter, the Company Has Entered a Sustained Free Cash Flow Generation Period

"During the quarter, we also successfully delivered an accretive transaction for our shareholders by increasing our free cash flow interest in New Afton to 80.1%," added Mr. Godin. "As we've now entered a period of sustained free cash flow, this is further enhanced with our increased interest in a world-class copper-gold mine."

  The Company delivered strong cash flow from operations during the second quarter of $100 million, driven by higher copper production and higher metal prices. Cash generated from operations, before changes in non-cash operating working capital1, totaled $90 million. The Company delivered free cash flow1 of $20 million in the quarter while continuing to invest in its growth projects. With the Company exiting the first half of 2024 free cash flow positive, New Gold has now entered a sustained free cash flow generation period.
  During the second quarter, the Company successfully entered into an agreement relating to its strategic partnership with Ontario Teachers' Pension Plan ('Ontario Teachers') whereby New Gold increased its effective free cash flow interest in New Afton to 80.1%. Ontario Teachers' free cash flow interest in New Afton was reduced from 46.0% to 19.9% in exchange for an upfront cash payment of $255 million. To fund the payment, the Company completed an oversubscribed $173 million equity financing, and borrowed $100 million from its existing revolving credit facility. Through this transaction, New Gold was successfully able to deliver a meaningful increase in attributable life-of-mine cash flow in an existing high-quality operation while maintaining its balance sheet strength and financial liquidity. As at June 30, 2024, cash and cash equivalents were $184 million, and the Company maintained a liquidity position of $461 million.
  During the second quarter, the Company also announced the publication of its 2023 Environmental, Social and Governance Reports ("ESG Reports") and its 2023 Task Force on Climate-Related Financial Disclosures Report ("TCFD Report"). New Gold has published an annual ESG Report since 2015 (formerly, the Sustainability Report) reporting on the sustainability-related material topics that matter most to its stakeholders. The 2023 ESG Reports and TCFD Report are available on New Gold's Sustainability Microsite, accessible through www.newgold.com.

Growth Projects Nearing Completion, to Add Significant Free Cash Flow Generation

"After a productive first half of 2024, our growth projects remain on track for completion by the end of the year. The second quarter saw numerous milestones at both the Rainy River underground Main project and the New Afton C-Zone block cave project that have positioned us for success. Rainy River remains on track to achieve first ore from the underground Main Zone by the end of this year, while New Afton expects to achieve commercial production at C-Zone in the second half of 2024. As we've now entered a period of free cash flow generation, bringing both of these projects online as planned will further build on that free cash flow generation as outlined in our three-year operational outlook," added Mr. Godin.

  At Rainy River, underground development rates continued to ramp up during the second quarter and are expected to continue to increase into the second half of the year. As previously discussed, one of the priorities for 2024 is to establish the primary ventilation circuit. At the end of the second quarter, both the ODM East ventilation loop and the fresh air raise were approximately 50% complete, in-line with plan. With the development of the in-pit portal set to commence in the third quarter, underground Main Zone remains on-track for first ore in the fourth quarter of 2024, with the ramp-up in underground production to approximately 5,500 tonnes per day by 2027.
  At New Afton, the Company reiterates expectations to commission the C-Zone gyratory crusher and conveyor system on time, with the cave achieving hydraulic radius in the second half of 2024. Lateral development continues to advance on plan, with over 80% of development metres complete. C-Zone cave construction remains on track to achieve hydraulic radius in the second half of 2024. The new C-Zone gyratory crusher and conveyor system continued to make significant progress towards completion in the second half of 2024. With C-Zone development and the gyratory crusher and conveyor system nearing completion, the increase in processing rates, and decrease in costs is expected to generate meaningful free cash flow over the coming years.

Exploration Milestones Achieved in the Quarter, Sustainable Production Remains the Focus

"We made significant progress with our exploration efforts at both operations during the second quarter. After allocating additional funding to new opportunities at Rainy River earlier in the year, our exploration team advanced numerous high priority surface and underground targets. At New Afton, with the completion of the exploration drift in the quarter, the team has been able to advance priority near-mine targets. Our exploration strategic objective is to target a sustainable production platform of approximately 600,000 gold equivalent ounces per year with a line of sight until at least 2030. We are targeting releasing an additional exploration update to the market later in the third quarter," stated Mr. Godin.

  At Rainy River, exploration drilling continues to make meaningful progress from both surface and underground. Through the first half of 2024, the Company has drilled approximately 20,000 metres at Rainy River testing the down-plunge extension of ODM Main and 17 East Zones at depth, the Intrepid Strike-Extension, and exploring the Gap zone located between the Intrepid and Main Zones. During the second quarter, surface drilling prioritized targets with potential for open pit extraction including NW-Trend, Zone 280, and ODM East. Drilling continues to progress as planned for both surface and underground targets. Rainy River's priority is to sustain mill throughput beyond 2029.
  Exploration efforts at New Afton achieved multiple notable milestones during the quarter. Following the intersection of high-grade copper-gold porphyry mineralization at K-Zone (refer to the Company's May 29, 2024 news release for further information), the exploration drift being developed to provide additional drill platforms was completed and drilling of the K-Zone and AI-Southeast targets from the drift commenced as planned. The Company also completed exploration drilling to extend the D-Zone resource envelope. New Afton continues to execute on its exploration strategy to extend the mine life beyond 2030. Exploration efforts remain focused on potential near-mine zones located above the C-Zone extraction level to minimize capital investment and maximize free cash flow generation.

Consolidated Financial Highlights

	Q2 2024	Q2 2023	H1 2024	H1 2023
Revenue ($M)	218.2	184.4	410.3	386.0
Operating expenses ($M)	109.5	104.9	216.3	222.1
Net earnings (loss) ($M)	53.1	(2.6)	9.6	(34.4)
Net earnings (loss), per share ($)	0.07	—	0.01	(0.05)
Adj. net earnings ($M)[1]	17.0	11.6	30.1	30.0
Adj. net earnings, per share ($)[1]	0.02	0.02	0.04	0.04
Cash generated from operations ($M)	100.4	56.4	155.2	117.0
Cash generated from operations, per share ($)	0.14	0.08	0.22	0.17
Cash generated from operations, before changes in non-cash operating working capital ($M)[1]	90.4	65.2	163.0	140.9
Cash generated from operations, before changes in non-cash operating working capital, per share ($)[1]	0.12	0.10	0.23	0.21
Free cash flow ($M)[1]	20.4	(26.1)	5.6	(38.7)
  Revenue increased over the prior-year periods primarily due to higher metal prices and higher copper sales volume, partially offset by lower gold sales volume.
  Operating expenses increased slightly over the prior-year period as the increase in copper production was partially offset by the decrease in gold production. For the six months ended June 30, 2024, operating expenses decreased over the prior-year period due to lower gold production and sales, and an inventory write-up gain at Rainy River during the first quarter of 2024.
  Net earnings increased over the prior-year periods primarily due to an increase in revenues resulting from higher metal prices, and a net gain on the derecognition of the New Afton free cash flow obligation.
  Adjusted net earnings1 increased in the second quarter compared to the prior-year period due to higher revenues resulting from higher metal prices, partially off-set by higher depreciation. For the six months ended June 30, 2024, adjusted net earnings1 was consistent when compared to the prior-year period.
  Cash generated from operations and free cash flow1 increased over the prior-year periods primarily due to higher revenue and positive working capital movements. The Company delivered free cash flow in the first half of 2024 while continuing to invest in its growth projects.
  June 30, 2024 cash and cash equivalents were $184 million.

Consolidated Operational Highlights

	Q2 2024	Q2 2023	H1 2024	H1 2023
Gold production (ounces)[2]	68,598	76,527	139,496	159,004
Gold sold (ounces)[2]	67,697	74,219	137,774	161,426
Copper production (Mlbs)[2]	13.6	12.0	26.9	22.3
Copper sold (MIbs)[2]	13.3	10.1	25.3	19.5
Gold revenue, per ounce ($)[3]	2,313	1,948	2,185	1,903
Copper revenue, per pound ($)[3]	4.26	3.61	3.97	3.70
Average realized gold price, per ounce ($)[1]	2,346	1,970	2,216	1,927
Average realized copper price, per pound ($)[1]	4.49	3.82	4.19	3.96
Operating expenses per gold ounce sold ($/ounce, co-product)[3]	1,156	1,063	1,131	1,029
Operating expenses per copper pound sold ($/ounce, co-product)[3]	2.35	2.57	2.39	2.86
Depreciation and depletion per gold ounce sold ($/ounce)	1,066	732	980	680
Cash costs per gold ounce sold (by-product basis) ($/ounce)[1]	740	898	808	911
All-in sustaining costs per gold ounce sold (by-product basis) ($/ounce)[1]	1,381	1,582	1,389	1,460
Sustaining capital ($M)[1]	31.5	35.6	57.4	61.9
Growth capital ($M)[1]	40.8	36.0	75.9	72.8
Total capital ($M)	72.3	71.6	133.3	134.7

Rainy River Mine

Operational Highlights

Rainy River Mine	Q2 2024	Q2 2023	H1 2024	H1 2023
Gold production (ounces)[2]	50,298	59,882	103,016	126,083
Gold sold (ounces)[2]	49,513	59,529	102,610	131,420
Gold revenue, per ounce ($)[3]	2,336	1,965	2,206	1,920
Average realized gold price, per ounce ($)[1]	2,336	1,965	2,206	1,920
Operating expenses per gold ounce sold ($/ounce)[3]	1,310	1,138	1,265	1,082
Depreciation and depletion per gold ounce sold ($/ounce)	1,002	657	893	600
Cash costs per gold ounce sold (by-product basis) ($/ounce)[1]	1,231	1,090	1,197	1,040
All-in sustaining costs per gold ounce sold (by-product basis) ($/ounce)[1]	1,868	1,720	1,749	1,531
Sustaining capital ($M)[1]	29.4	31.6	51.6	53.9
Growth capital ($M)[1]	10.4	4.5	17.8	10.3
Total capital ($M)	39.8	36.1	69.4	64.1

Operating Key Performance Indicators

Rainy River Mine	Q2 2024	Q2 2023	H1 2024	H1 2023
Open Pit Only
Tonnes mined per day (ore and waste)	119,023	130,488	105,305	124,517
Ore tonnes mined per day	17,679	34,146	17,078	35,257
Operating waste tonnes per day	56,344	61,796	53,915	61,082
Capitalized waste tonnes per day	44,999	34,545	34,313	28,178
Total waste tonnes per day	101,344	96,342	88,228	89,260
Strip ratio (waste:ore)	5.73	2.82	5.17	2.53
Underground Only
Ore tonnes mined per day	553	1,001	715	884
Waste tonnes mined per day	1,423	436	1,190	447
Lateral development (metres)	1,307	846	2,258	1,722
Open Pit and Underground
Tonnes milled per calendar day	26,068	23,252	25,545	22,828
Gold grade milled (g/t)	0.74	0.97	0.78	1.04
Gold recovery (%)	91	91	91	91
  Second quarter gold production was 50,298 ounces. For the six months ended June 30, 2024, gold production was 103,016 ounces. The planned decrease over the prior-year periods is primarily due to the mining sequence being in lower grade ore as planned, partially offset by higher tonnes processed. Production is expected to strengthen in the second half of the year as higher grade ore is accessed.
  Operating expense per gold ounce sold increased over the prior-year periods primarily due to lower sales volumes.
  All-in sustaining costs1 per gold ounce sold (by-product basis) increased over the prior-year periods due to lower sales volumes, partially offset by lower sustaining capital spend. All-in sustaining costs per gold ounce sold are expected to decrease in the second half of 2024 as production increases.
  Total capital increased over the prior-year periods due to higher growth capital spend, partially offset by lower sustaining capital spend. Sustaining capital1 is primarily related to capitalized waste, capital components, and tailings management. Growth capital1 is related to underground development as the underground Main and Intrepid zones continue to advance.
  Free cash flow1 for the second quarter was $12 million (net of stream payments), an increase over the prior-year period primarily due to higher gold prices and positive working capital movements. Free cash flow1 for the six months ended June 30, 2024 was $9 million (net of stream payments), a decrease compared to the prior-year period primarily due to a decrease in revenues and higher growth capital spend, but in-line with the planned open pit sequence for the first half of the year as outlined in the Company's guidance.

New Afton Mine

Operational Highlights

New Afton Mine	Q2 2024	Q2 2023	H1 2024	H1 2023
Gold production (ounces)[2]	18,300	16,645	36,479	32,921
Gold sold (ounces)[2]	18,184	14,690	35,164	30,006
Copper production (Mlbs)[2]	13.6	12.0	26.9	22.3
Copper sold (Mlbs)[2]	13.3	10.1	25.3	19.5
Gold revenue, per ounce ($)[3]	2,250	1,878	2,124	1,829
Copper revenue, per ounce ($)[3]	4.26	3.61	3.97	3.70
Average realized gold price, per ounce ($)[1]	2,372	1,988	2,244	1,957
Average realized copper price, per pound ($)[1]	4.49	3.82	4.19	3.96
Operating expenses ($/oz gold, co-product)[3]	736	757	738	799
Operating expenses ($/lb copper, co-product)[3]	2.35	2.57	2.39	2.86
Depreciation and depletion ($/ounce)	1,231	1,032	1,224	1,022
Cash costs per gold ounce sold (by-product basis) ($/ounce)[1]	(597)	121	(325)	349
Cash costs per gold ounce sold ($/ounce,co-product)[1]	806	823	877	1,276
Cash costs per copper pound sold ($/pound, co-product)[1]	2.57	2.80	2.62	3.14
All-in sustaining costs per gold ounce sold (by-product basis) ($/ounce)[1]	(433)	447	(107)	664
All-in sustaining costs per gold ounce sold ($/ounce, co-product)[1]	856	920	874	972
All-in sustaining costs per copper pound sold ($/ounce, co-product)[1]	2.73	3.13	2.83	3.48
Sustaining capital ($M)[1]	2.0	4.1	5.8	8.1
Growth capital ($M)[1]	30.4	31.4	58.1	62.6
Total capital ($M)	32.5	35.5	63.9	70.6

Operating Key Performance Indicators

New Afton Mine	Q2 2024	Q2 2023	H1 2024	H1 2023
New Afton Mine Only
Tonnes mined per day (ore and waste)	10,223	10,165	10,479	9,678
Tonnes milled per calendar day	11,093	8,307	10,623	8,161
Gold grade milled (g/t)	0.62	0.72	0.65	0.70
Gold recovery (%)	90	89	89	89
Copper grade milled (%)	0.67	0.78	0.69	0.74
Copper recovery (%)	91	91	90	91
Gold production (ounces)	18,100	15,704	35,958	29,429
Copper production (Mlbs)	13.6	12.0	26.9	22.3
Ore Purchase Agreements[4]
Gold production (ounces)	200	941	521	3,492
  Second quarter production was 18,300 ounces of gold and 13.6 million pounds of copper. For the six-months ended June 30, 2024, gold production was 36,479 ounces and copper production was 26.9 million pounds. The increase in gold and copper production over the prior-year periods is due to higher tonnes processed, partially offset by lower grade.
  Operating expense per gold ounce sold and per copper pound sold decreased over the prior-year periods primarily due to higher gold and copper sales volumes.
  All-in sustaining costs1 per gold ounce sold (by-product basis) decreased over the prior-year periods due to the benefit of higher by-product revenues, higher gold sales volumes, and lower sustaining capital spend.
  Total capital decreased over the prior-year periods, primarily due to lower sustaining and growth capital1 spend. Sustaining capital1 primarily related to tailings management and stabilization activities. Growth capital primarily related to the C-Zone underground mine development and cave construction.
  Free cash flow1 for the second quarter and six-months ended June 30, 2024, was $15 million and $12 million, respectively, a significant improvement over the prior-year periods primarily due to higher revenue and lower overall capital spend.

Second Quarter 2024 Conference Call and Webcast

The Company will host a webcast and conference call tomorrow, Wednesday, July 31, 2024 at 8:30 am Eastern Time to discuss the Company's second quarter consolidated results.

  Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link
  https://app.webinar.net/ZEQL5OjmYVP
  Participants may also listen to the conference call by calling North American toll free 1-888-664-6383, or 1-416-764-8650 outside of the U.S. and Canada, passcode 26329578.
  To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/3Rwf1KB to receive an instant automated call back.
  A recorded playback of the conference call will be available until August 31, 2024 by calling North American toll free 1-888-390-0541, or 1-416-764-8677 outside of the U.S. and Canada, passcode 329578. An archived webcast will also be available at www.newgold.com.

About New Gold
New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

Endnotes

1.	"Cash costs per gold ounce sold", "all-in sustaining costs (AISC) per gold ounce sold", "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases", "growth capital", "cash generated from operations before changes in non-cash operating working capital", "free cash flow", and "average realized gold/copper price per ounce/pound" are all non-GAAP financial performance measures that are used in this news release. These measures do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company, and a reconciliation to the most directly comparable measure under IFRS, see the "Non-GAAP Financial Performance Measures" section of this news release.

2.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.

3.	These are supplementary financial measures which are calculated as follows: "revenue per ounce and pound sold" is total revenue divided by total gold ounces sold and copper pounds sold, "Operating expenses per gold ounce sold" is total operating expenses divided by total gold ounces sold; "depreciation and depletion per gold ounce sold" is total depreciation and depletion divided by total gold ounces sold; and "operating expenses ($/oz gold, co-product)" and "operating expenses ($/lb copper, co-product)" is operating expenses apportioned to each metal produced on a percentage of activity basis, and subsequently divided by the total gold ounces, or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures.

4.	Key performance indicator data is inclusive of ounces from ore purchase agreements for New Afton. The New Afton Mine purchases small amounts of ore from local operations, subject to certain grade and other criteria. During the quarter these ounces represented approximately 2% of total gold ounces produced using New Afton's excess mill capacity. All other ounces are mined and produced at New Afton.

Non-GAAP Financial Performance Measures

Cash Costs per Gold Ounce Sold

"Cash costs per gold ounce sold" is a common non-GAAP financial performance measure used in the gold mining industry but does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold reports cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, this measure, along with sales, is a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company's ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs.

This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of cash generated from operations under IFRS or operating costs presented under IFRS.

Cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing and administration costs, royalties, and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product revenue. Cash costs are then divided by gold ounces sold to arrive at the cash costs per gold ounce sold.

The Company produces copper and silver as by-products of its gold production. The calculation of total cash costs per gold ounce for Rainy River is net of by-product silver sales revenue, and the calculation of total cash costs per gold ounce sold for New Afton is net of by-product copper sales revenue. New Gold notes that in connection with New Afton, the copper by-product revenue is sufficiently large to result in a negative total cash cost on a single mine basis. Notwithstanding this by-product contribution, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold's business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining Company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.

To provide additional information to investors, New Gold has also calculated total cash costs on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all total cash cost information is net of by-product sales.

Sustaining Capital and Sustaining Leases

"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its unaudited condensed interim consolidated statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses "sustaining capital" and "sustaining lease" to understand the aggregate net result of the drivers of all-in sustaining costs other than cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS.

Growth Capital

"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be "growth capital", which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its unaudited condensed interim consolidated statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

All-In Sustaining Costs (AISC) per Gold Ounce Sold

"All-in sustaining costs per gold ounce sold" ("AISC") is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold ounce sold" based on guidance announced by the World Gold Council ("WGC") in September 2013. The WGC is a non-profit association of the world's leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements.  The WGC has worked with its member companies to develop a measure that expands on IFRS measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold ounce sold" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.

"All-in sustaining costs per gold ounce sold" is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines all-in sustaining costs per gold ounce sold as the sum of cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, sustaining leases, capitalized and expensed exploration costs that are sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its unaudited condensed interim consolidated statement of cash flows and deducts any expenditures that are non-sustaining (growth). Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially benefit the operation are classified as growth and are excluded. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially benefit the operation are classified as non-sustaining and are excluded.

Costs excluded from all-in sustaining costs per gold ounce sold are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

To provide additional information to investors, the Company has also calculated all-in sustaining costs per gold ounce sold on a co-product basis for New Afton, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the all-in sustaining costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces,  or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. By including cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs.

The following tables reconcile the above non-GAAP measures to the most directly comparable IFRS measure on an aggregate basis.

Cash Costs and All-in Sustaining Costs per Gold Ounce Reconciliation Tables

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
CONSOLIDATED CASH COST AND AISC RECONCILIATION
Operating expenses	109.5	104.9	216.3	222.1
Treatment and refining charges on concentrate sales	5.4	3.8	10.1	9.0
By-product silver revenue	(5.0)	(3.5)	(8.8)	(6.7)
By-product copper revenue	(59.7)	(38.5)	(106.2)	(77.3)
Total cash cost[1]	50.1	66.7	111.3	147.1
Gold ounces sold[2]	67,697	74,219	137,774	161,426
Cash costs per gold ounce sold (by-product basis)[1]	740	898	808	911
Sustaining capital expenditures[1]	31.5	35.6	57.4	61.9
Sustaining exploration - expensed	0.1	0.2	0.2	0.4
Sustaining leases[1]	0.5	3.8	1.8	6.3
Corporate G&A including share-based compensation	8.7	8.1	15.2	13.9
Reclamation expenses	2.7	2.9	5.4	6.2
Total all-in sustaining costs[1]	93.5	117.4	191.3	235.7
Gold ounces sold[2]	67,697	74,219	137,774	161,426
All-in sustaining costs per gold ounce sold (by-product basis)[1]	1,381	1,582	1,389	1,460

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
RAINY RIVER CASH COSTS AND AISC RECONCILIATION
Operating expenses	64.9	67.8	129.8	142.2
By-product silver revenue	(3.9)	(2.9)	(7.0)	(5.6)
Total cash costs net of by-product revenue	60.9	64.9	122.8	136.6
Gold ounces sold[2]	49,513	59,529	102,610	131,420
Cash costs per gold ounce sold (by-product basis)[1]	1,231	1,090	1,197	1,040
Sustaining capital expenditures[1]	29.4	31.6	51.6	53.9
Sustaining leases[1]	0.1	3.6	1.0	5.9
Reclamation expenses	2.0	2.3	4.0	4.9
Total all-in sustaining costs[1]	92.5	102.4	179.5	201.3
Gold ounces sold[2]	49,513	59,529	102,610	131,420
All-in sustaining costs per gold ounce sold (by-product basis)[1]	1,868	1,720	1,749	1,531

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
NEW AFTON CASH COSTS AND AISC RECONCILIATION
Operating expenses	44.6	37.1	86.5	79.9
Treatment and refining charges on concentrate sales	5.4	3.8	10.1	9.0
By-product silver revenue	(1.1)	(0.6)	(1.8)	(1.1)
By-product copper revenue	(59.7)	(38.5)	(106.2)	(77.3)
Total cash costs net of by-product revenue	(10.9)	1.8	(11.4)	10.5
Gold ounces sold[2]	18,184	14,690	35,164	30,006
Cash costs per gold ounce sold (by-product basis)[1]	(597)	121	(325)	349
Sustaining capital expenditures[1]	2.0	4.1	5.8	8.1
Sustaining leases[1]	0.3	—	0.5	0.1
Reclamation expenses	0.7	0.6	1.4	1.3
Total all-in sustaining costs[1]	(7.9)	6.6	(3.8)	19.9
Gold ounces sold[2]	18,184	14,690	35,164	30,006
All-in sustaining costs per gold ounce sold (by-product basis)[1]	(433)	447	(107)	664

Three months ended June 30, 2024
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COST AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	13.4	31.2	44.6
Units of metal sold	18,184	13.3
Operating expenses ($/oz gold or lb copper sold, co-product)[3]	736	2.35
Treatment and refining charges on concentrate sales	1.6	3.7	5.4
By-product silver revenue	(0.3)	(0.8)	(1.1)
Cash costs (co-product)[3]	14.7	34.2	48.9
Cash costs per gold ounce sold or lb copper sold (co-product)[3]	806	2.57
Sustaining capital expendituresI	0.6	1.4	2.0
Sustaining leases	0.1	0.2	0.3
Reclamation expenses	0.2	0.5	0.7
All-in sustaining costs (co-product)[2]	15.6	36.3	51.9
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)[2]	856	2.73
I Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

Three months ended June 30, 2023
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COST AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	11.1	26.0	37.1
Units of metal sold	14,690	10.1
Operating expenses ($/oz gold or lb copper sold, co-product)[3]	757	2.57
Treatment and refining charges on concentrate sales	1.1	2.7	3.8
By-product silver revenue	(0.2)	(0.4)	(0.6)
Cash costs (co-product)[3]	12.1	28.2	40.3
Cash costs per gold ounce sold or lb copper sold (co-product)[3]	823	2.80
Sustaining capital expendituresI	1.2	2.9	4.1
Reclamation expenses	0.2	0.4	0.6
All-in sustaining costs (co-product)[2]	13.5	31.5	45.1
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)[2]	920	3.13

I Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

Six months ended June 30, 2024
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COST AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	26.0	60.6	86.5
Units of metal sold	35,164	25.3
Operating expenses ($/oz gold or lb copper sold, co-product)[3]	738	2.39
Treatment and refining charges on concentrate sales	3.0	7.0	10.0
By-product silver revenue	(0.5)	(1.3)	(1.8)
Cash costs (co-product)[3]	28.4	66.3	94.7
Cash costs per gold ounce sold or lb copper sold (co-product)[3]	809	2.62
Sustaining capital expendituresI	1.7	4.0	5.7
Sustaining leases	0.2	0.4	0.6
Reclamation expenses	0.4	1.0	1.4
All-in sustaining costs (co-product)[2]	30.7	71.7	102.4
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)[2]	874	2.83
I Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

Six months ended June 30, 2023
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COST AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	24.0	55.9	79.9
Units of metal sold	30,006	19.5
Operating expenses ($/oz gold or lb copper sold, co-product)[3]	799	2.86
Treatment and refining charges on concentrate sales	2.7	6.3	9.0
By-product silver revenue	(0.3)	(0.8)	(1.1)
Cash costs (co-product)[3]	26.3	61.4	87.8
Cash costs per gold ounce sold or lb copper sold (co-product)[3]	877	3.14
Sustaining capital expendituresI	2.4	5.7	8.1
Reclamation expenses	0.4	0.9	1.3
All-in sustaining costs (co-product)[2]	29.2	68.0	97.2
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)[2]	972	3.48
I Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

Sustaining Capital Expenditures Reconciliation Table

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
TOTAL SUSTAINING CAPITAL EXPENDITURES
Mining interests per consolidated statement of cash flows	72.3	71.6	133.3	134.7
New Afton growth capital expenditures[2]	(30.4)	(31.4)	(58.1)	(62.6)
Rainy River growth capital expenditures[2]	(10.4)	(4.5)	(17.8)	(10.3)
Sustaining capital expenditures[2]	31.5	35.6	57.4	61.9

Adjusted Net Earnings/(Loss) and Adjusted Net Earnings per Share

"Adjusted net earnings" and "adjusted net earnings per share" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. "Adjusted net earnings" and "adjusted net earnings per share" exclude "other gains and losses" as per Note 3 of the Company's unaudited condensed interim consolidated financial statements; and loss on redemption of long-term debt. Net earnings have been adjusted, including the associated tax impact, for the group of costs in "Other gains and losses" on the unaudited condensed interim consolidated income statements. Key entries in this grouping are:  fair value changes for the Rainy River gold stream obligation, fair value changes and gain on the disposal of the New Afton free cash flow interest obligation, foreign exchange gains/loss and fair value changes in investments. The income tax adjustments reflect the tax impact of the above adjustments and is referred to as "adjusted tax expense".

The Company uses "adjusted net earnings" for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of "adjusted net earnings". Consequently, the presentation of "adjusted net earnings" enables investors to better understand the underlying operating performance of the Company's core mining business through the eyes of management. Management periodically evaluates the components of "adjusted net earnings" based on an internal assessment of performance measures that are useful for evaluating the operating performance of New Gold's business and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies. "Adjusted net earnings" and "adjusted net earnings per share" are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
ADJUSTED NET EARNINGS (LOSS) RECONCILIATION
Income (loss) before taxes	23.0	(1.8)	(17.5)	(33.3)
Other losses	0.5	14.3	55.6	64.3
Adjusted net earnings before taxes	23.5	12.5	38.1	31.0
Income tax recovery (expense)	30.1	(0.8)	27.1	(1.1)
Income tax adjustments	(36.6)	(0.1)	(35.1)	0.1
Adjusted income tax expense[2]	(6.5)	(0.9)	(8.0)	(1.0)
Adjusted net earnings[2]	17.0	11.6	30.1	30.0
Adjusted net earnings per share (basic and diluted)[2]	0.02	0.02	0.04	0.04

Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital

"Cash generated from operations, before changes in non-cash operating working capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. "Cash generated from operations, before changes in non-cash operating working capital" excludes changes in non-cash operating working capital. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS measure.

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	2024	2023	2024	2023
CASH RECONCILIATION
Cash generated from operations	100.4	56.4	155.2	117.0
Change in non-cash operating working capital	(10.0)	8.8	7.8	23.9
Cash generated from operations, before changes in non-cash operating working capital[2]	90.4	65.2	163.0	140.9

Free Cash Flow

"Free cash flow" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "free cash flow" as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, and settlement of non-current derivative financial liabilities which include the Rainy River gold stream obligation and the New Afton free cash flow interest obligation. New Gold believes this non-GAAP financial performance measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash flow from current operations. "Free cash flow" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended June 30, 2024
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	59.2	47.5	(6.3)	100.4
Less Mining interest capital expenditures	(39.7)	(32.5)	—	(72.2)
Add Proceeds of sale from other assets	—	0.2	—	0.2
Less Lease payments	(0.1)	(0.3)	(0.1)	(0.5)
Less Cash settlement of non-current derivative financial liabilities	(7.5)	—	—	(7.5)
Free Cash Flow[1]	11.9	14.9	(6.4)	20.4

	Three months ended June 30, 2023
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	48.6	16.5	(8.8)	56.3
Less Mining interest capital expenditures	(36.1)	(35.5)	—	(71.6)
Add Proceeds of sale from other assets	0.1	—	—	0.1
Less Lease payments	(3.6)	(0.1)	(0.1)	(3.9)
Less Cash settlement of non-current derivative financial liabilities	(7.0)	—	—	(7.0)
Free Cash Flow[1]	2.0	(19.1)	(8.9)	(26.1)

	Six months ended June 30, 2024
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	94.4	75.7	(14.9)	155.2
Less Mining interest capital expenditures	(69.4)	(63.9)	—	(133.3)
Add Proceeds of sale from other assets	—	0.2	—	0.2
Less Lease payments	(1.0)	(0.5)	(0.3)	(1.8)
Less Cash settlement of non-current derivative financial liabilities	(14.7)	—	—	(14.7)
Free Cash Flow[1]	9.3	11.5	(15.2)	5.6

	Six months ended June 30, 2023
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	101.3	32.5	(16.8)	117.0
Less Mining interest capital expenditures	(64.1)	(70.6)	—	(134.7)
Add Proceeds of sale from other assets	0.1	—	—	0.1
Less Lease payments	(5.9)	(0.10)	(0.3)	(6.3)
Less Cash settlement of non-current derivative financial liabilities	(14.8)	—	—	(14.8)
Free Cash Flow[1]	16.6	(38.2)	(17.1)	(38.7)

Average Realized Price

"Average realized price per gold ounce or per copper pound sold" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Management uses this measure to better understand the price realized for gold sales in each reporting period. "Average realized price per ounce of gold sold or copper pound sold" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
TOTAL AVERAGE REALIZED PRICE
Revenue from gold sales	156.6	144.6	301.0	307.2
Treatment and refining charges on gold concentrate sales	2.2	1.6	4.2	3.9
Gross revenue from gold sales	158.8	146.2	305.2	311.0
Gold ounces sold	67,697	74,219	137,774	161,425
Total average realized price per gold ounce sold ($/ounce)[1]	2,346	1,970	2,216	1,927

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	115.7	117.0	226.4	252.3
Gold ounces sold	49,513	59,529	102,610	131,420
Rainy River average realized price per gold ounce sold ($/ounce)[1]	2,336	1,965	2,206	1,920

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
NEW AFTON AVERAGE REALIZED PRICE
Revenue from gold sales	40.9	27.6	74.7	54.9
Treatment and refining charges on gold concentrate sales	2.2	1.6	4.2	3.9
Gross revenue from gold sales	43.1	29.2	78.9	58.7
Gold ounces sold	18,184	14,690	35,164	30,006
New Afton average realized price per gold ounce sold ($/ounce)[1]	2,372	1,988	2,244	1,957

For additional information with respect to the non-GAAP measures used by the Company, refer to the detailed "Non-GAAP Financial Performance Measure" section disclosure in the MD&A for the three and six months ended June 30, 2024 filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company's expectations and guidance with respect to production, costs, capital investment and expenses on a mine-by-mine and consolidated basis, associated timing and accomplishing the factors contributing to those expectations; successfully increasing the Company's production profile in the second half of 2024; successfully accessing and releasing higher grade ore from the open pit in the second half of 2024 at Rainy River; successfully delivering on the Company's guidance targets for the year; successfully accomplishing commercial production from the C-Zone and commissioning of the underground gyrator crusher and conveyor system in the second half of 2024; expectations regarding strengthened production in the second half of 2024 at Rainy River; successfully increasing production and decreasing all-in sustaining costs in the second half of 2024 and continuing to generate sustained and meaningful free cash flow over the coming years; successfully strengthening the Company's balance sheet as expected; successfully completing the Company's growth projects by the end of 2024; successfully achieving first ore from the underground Main Zone by the end of 2024; successfully increasing underground development rates at Rainy River throughout the second half of the year; successfully commencing development of the in-pit portal in the third quarter; successfully ramping up and achieving a steady-state underground production rate of approximately 5,500 tonnes per day by 2027 at Rainy River; successfully achieving C-Zone hydraulic radius in the second half of 2024; successfully accomplishing the targeted sustainable production platform of 600,000 gold eq. ounces per year until at least 2030; plans to provide an exploration update in the third quarter; planned activities for 2024 and future years at the Rainy River and New Afton Mines, including planned development and exploration activities, and the projected accuracy of timing and related expenses; and the potential to successfully extend the New Afton mine life beyond 2030 and the Rainy River mine life beyond 2031 with minimal capital investment.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, its most recent Annual Information Form and NI 43-101 Technical Reports on the Rainy River Mine and New Afton Mine filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations, including material disruptions to the Company's supply chain, workforce or otherwise; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current Mineral Reserve and Mineral Resource estimates and the grade of gold, silver and copper expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2024 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during the applicable regulatory processes; and (9) the results of the life of mine plans for the Rainy River Mine and the New Afton Mine being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; tailings storage facilities and structure failures; failing to complete stabilization projects according to plan; geotechnical instability and conditions; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; ability to obtain and maintain sufficient insurance; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; the responses of the relevant governments to any disease, epidemic or pandemic outbreak not being sufficient to contain the impact of such outbreak; disruptions to the Company's supply chain and workforce due to any disease, epidemic or pandemic outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak that materially adversely affects the Company's operations or liquidity position; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; labour disputes; effectiveness of supply chain due diligence; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form and other disclosure documents filed on and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

All scientific and technical information contained in this news release has been reviewed and approved by Yohann Bouchard, Executive Vice President and Chief Operating Officer of New Gold. Mr. Bouchard is a Professional Engineer and a member of the Professional Engineers of Ontario. Mr. Bouchard is a "Qualified Person" for the purposes of NI 43-101 Standards and Disclosure for Mineral Projects.

View original content to download multimedia:https://www.prnewswire.com/news-releases/new-gold-reports-second-quarter-2024-results-302210312.html

SOURCE New Gold Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2024/30/c9828.html

%CIK: 0000800166

For further information: For further information, please contact: Ankit Shah, Executive Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 17:15e 30-JUL-24